Exhibit 11.1

SECURITIES TRADING POLICY

INTRODUCTION

RESOLUTION MINERALS LTD (“COMPANY”)

Directors, officers and employees1 who wish to trade in Company securities must first have regard to the statutory provisions of the Corporations Act dealing with insider trading.

Insider trading is the practice of dealing in a company’s securities (which includes shares and options) by a person in possession of information not generally available, but if it were generally available would, or would be likely to influence a person’s decision to transact in the company’s securities. It may also include the passing on of this information to another or procuring another person to deal in the securities. Legally, insider trading is an offence which carries severe penalties, including imprisonment.

INSIDER TRADING PROHIBITION

In summary, directors, officers and employees of the Company must not, whether in their own capacity or as an agent for another, subscribe for, purchase or sell, or enter into an agreement to subscribe for, purchase or sell, any securities in the Company, or procure another person to do so:

1.	if that director, officer or employee possesses information that a reasonable person would expect to have a material effect on the price or value of the securities or influence a person’s decision to buy or sell the securities in the Company if the information was generally available;

[1]	In this policy references to directors, officers and employees includes all Connected Persons of the directors, officers and employees. “Connected Persons” means a spouse or partner, child or step-child under 18 years, an unlisted body corporate which the director, officer or employee controls, a trust of which the director, officer or employee is a trustee and of which he or she or any of the persons referred to above is a beneficiary or any other person over whom the director, officer or employee has significant influence or control. Further, all references to officers includes a reference to ‘key management personnel’ as defined in AASB Standard 124 Related Party Disclosure, being those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the entity.

2.	if the director, officer or employee knows or ought reasonably to know, that:

a.	the information is not generally available; and

b.	If it were generally available, it might have a material effect on the price or value of the securities or influence a person’s decision to buy or sell the securities in the Company.

Further, directors, officers and employees must not either directly or indirectly pass on this kind of information to another person if they know, or ought reasonably to know, that this other person is likely to deal in the securities of the Company or procure another person to do so.

Examples of information which, if made available to the market, may depending on the circumstances be likely to have a material impact on the price of the Company’s securities are set out in the Appendix.

BLACKOUT PERIODS

In addition to the prohibitions on insider trading set out in the Corporations Act, the Company requires that directors, officers and employees must not trade in the Company’s securities in the following periods:

(a)	the one week period immediately preceding, and one day immediately following the release of each of the Company’s quarterly reports;

(b)	the two week period immediately preceding, and one day immediately following the release of the Company’s half-yearly report; and

(c)	the two week period immediately preceding, and one day immediately following the release of the Company’s annual report,

(“Blackout Periods”) unless the circumstances are exceptional and the procedure for prior written clearance described below has been met.

In addition to the prohibitions on insider trading set out in the Corporations Act, the Company requires that directors, officers and employees must not trade in the Company’s securities within any period imposed by the Company from time to time, because the Company is considering matters that would require disclosure to the market but for Listing Rule 3.1A (“Additional Period”), unless the circumstances are exceptional and the procedure for prior written clearance described below has been met. This prohibition is in addition to the Blackout Periods. The Blackout Periods and the Additional Period are together referred to as a “Prohibited Period” in this policy.

Please note that even if it is outside of a Prohibited Period, directors, officers and employees must not trade in the Company’s securities if they are in possession of inside information.

EXCEPTIONAL CIRCUMSTANCES WHEN TRADING MAY BE PERMITTED SUBJECT TO PRIOR WRITTEN CLEARANCE

A person may trade in the Company’s securities inside a Prohibited Period, subject to obtaining prior written clearance in accordance with the procedure described below, in the following exceptional circumstances:

1.	if the person granting the prior written clearance is satisfied that the person seeking the clearance does not possess unpublished price sensitive information about the Company and the person seeking clearance is in severe financial hardship;

2.	if the person granting the prior written clearance is satisfied that the person seeking the clearance does not possess unpublished price sensitive information about the Company and there are other circumstances deemed to be exceptional by the person granting the prior written clearance; or

3.	where trading is required for compliance with a court order or court enforceable undertakings or for some other legal or regulatory requirement.

PROCEDURE FOR OBTAINING CLEARANCE PRIOR TO TRADING

Directors, officers and employees must not trade in the Company’s securities during a Prohibited Period, including in the exceptional circumstances referred to above unless the director, officer or employee obtains prior written clearance from:

1.	in the case of employees, the Managing Director or in their absence, the Chairperson;

2.	in the case of a director or officer, the Chairperson or in their absence, the Managing Director;

3.	in case of the Managing Director, or in their absence, the Chairman; or

4.	in the case of the Chairman, the Managing Director,

(each, an “Approving Officer”).

A request for prior written clearance under this policy should be made in writing using the form attached to this policy entitled ‘Request for Prior Written Clearance to Trade in Company Securities’ and given to the Approving Officer. The request may be submitted in person, by mail, by email or by facsimile.

Any written clearance granted under this policy will be valid for the period of 5 business days from the time which it is given or such other period as may be determined by the Approving Officer. The expiry time of the clearance will be stated in the clearance granted. Written clearance under this policy may be given in person, by mail, by email or by facsimile.

TRADING WHICH IS NOT SUBJECT TO THIS POLICY

The following trading by directors, officers and employees is excluded from this policy:

1.	transfers of securities already held into a superannuation fund or other saving scheme in which the director, officer or employee is a beneficiary;

2.	an investment in, or trading in units of, a fund or other scheme (other than a scheme only investing in the Company’s securities) where the assets of the fund or other scheme are invested at the discretion of a third party;

3.	where the director, officer or employee is a trustee, trading in the Company’s securities by that trust provided the director, officer or employee is not a beneficiary of the trust and any decision to trade during a Prohibited Period is taken by the other trustees or by the investment managers independently of the director, officer or employee;

4.	undertakings to accept, or the acceptance of, a takeover offer;

5.	trading under an offer or invitation made to all or most of the security holders such as, a rights issue, a security purchase plan, a dividend or distribution reinvestment plan and an equal access buy-back, where the plan that determines the timing and structure of the offer has been approved by the Board. This includes decisions relating to whether or not to take up the entitlements and the sale of entitlements required to provide for the take up of the balance of entitlements under a renounceable pro rata issue;

6.	a disposal of securities that is the result of a secured lender exercising their rights, for example, under a margin lending arrangement;

7.	the exercise (but not the sale of securities following exercise) of an option or right under an employee incentive scheme, or the conversion of a convertible security, where the final date for the exercise of the option or right, or the conversion of the security, falls during a Prohibited Period and the Company has been in an exceptionally long Prohibited Period or the Company has had a number of consecutive Prohibited Periods and the director, officer or employee could not reasonably have been expected to exercise it at a time when free to do so.

Please note that even if the trading is excluded from this Policy, directors, officers and employees must not trade in the Company’s securities if they are in possession of inside information.

TRADING IN DERIVATIVE PRODUCTS

The prohibitions on trading in the Company’s securities imposed by the Company and set out in this policy extend to trading in financial products issued or created over or in respect of the Company’s securities.

LONG TERM TRADING

The Company wishes to encourage directors, officers and employees to adopt a long term attitude to investment in the Company’s securities. Therefore, directors, officers and employees must not engage in short term or speculative trading of the Company’s securities.

PROHIBITED TRANSACTIONS

Directors, officers and employees must not enter into transactions or arrangements which operate to limit the economic risk of their security holding in the Company without first seeking and obtaining prior written clearance from the appropriate Approving Officer.

Directors, officers and employees must not enter into agreements that provide lenders with rights over their interests in securities in the Company without first seeking and obtaining prior written clearance from the appropriate Approving Officer.

Directors, officers and employees are prohibited from entering into transactions or arrangements which limit the economic risk of participating in unvested entitlements under any equity based remuneration schemes.

NOTIFICATION

Directors must disclose details of changes in securities of the Company they hold (directly or indirectly) to the Company Secretary as soon as reasonably possible after the date of the contract to buy and sell the securities (“Contract Date”) but in any event:

1.	no later than 3 business days after the Contract Date; or

2.	if they begin to have or cease to have a substantial shareholding or there is a change in their substantial holding, the business day after the Contract Date.

Directors are referred to the Company’s Director’s Disclosure Obligations document and Director’s Declaration of Interest Form. The Company Secretary is to maintain a register of notifications and clearances given in relation to trading in the Company’s securities. The Company Secretary must report all notifications of dealings in the Company’s securities to the next Board meeting of the Company.

Directors are reminded that it is their obligation under section 205G of the Corporations Act to notify the market operator within 14 days after any change in a director’s interest.

BREACHES

Breach of the insider trading prohibition could expose directors, officers and employees to criminal and civil liability. Breach of insider trading law or this policy will be regarded by the Company as serious misconduct which may lead to disciplinary action and/or dismissal.

This policy does not contain an exhaustive analysis of the restrictions imposed on, and the very serious legal ramifications of, insider trading. Directors, officers and employees who wish to obtain further advice in this matter, are encouraged to contact the Company Secretary.

This policy also applies to the Company’s related entities.

ASX LISTING RULE REQUIREMENTS

It is a requirement for admission to the official list of ASX, and an on-going requirement for listing, that the Company has a policy for trading in company securities.

The Company will give a copy of this policy to ASX for release to the market. The Company will also give any amended version of this policy to ASX when it makes a change to: the periods within which directors, officers and employees are prohibited from trading in the Company’s securities; the trading that is excluded from the operation of the policy; or the exceptional circumstances in which directors, officers and employees may be permitted to trade during a Prohibited Period, within five business days of the amendments taking effect. The Company will also give this policy to ASX immediately on request by ASX.

APPENDIX

Examples of information which, if made available to the market, may depending on the circumstances be likely to have a material impact on the price of the Company’s securities include, but are not limited to:

●	the financial performance of the Company;

●	entry into or termination of a material contract, such as a major supply contract or a joint venture;

●	a material acquisition or sale of assets by the Company;

●	an actual or proposed takeover or merger;

●	a material claim against the Company or other unexpected liability, for example the threat of material litigation against the Company;

●	any actual or proposed change to the Company’s capital structure, for example a share issue;

●	a change in dividend policy; and

●	exploration results.